Exhibit 15.6

April 20, 2023

VIA EDGAR

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Quhuo Limited

Submission under the Item 16I(a) of Form 20-F

Dear Sir/Madam,

In compliance with the Holding Foreign Companies Accountable Act, as amended (the “HFCAA”), Quhuo Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

Ernst & Young Hua Ming LLP (“EY”), a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) determined was unable to investigate or inspect fully because of positions taken by PRC authorities until December 2022 when the PCAOB vacated its previous determination, issued an audit report for the Company’s consolidated financial statements as of and for the three years ended December 31, 2021. On October 6, 2022, the U.S. Securities and Exchange Commission (the “SEC”) conclusively named us as a “commission-identified issuer” pursuant to the HFCAA after the Company filed its annual report on Form 20-F for the year ended December 31, 2021 with the SEC on September 9, 2022. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

To the Company’s knowledge and based on an examination of its register of members and public filings made by its shareholders, the Company respectfully submits that it is not owned or controlled by a governmental entity in China as of the date of this submission.

As of April 10, 2023, Mr. Leslie Yu, the chief executive director and the chairman of the board of directors of the Company, beneficially owned 12.6% of the Company’s outstanding ordinary shares, representing 64.0% of the aggregate voting power of the Company’s total issued and outstanding share capital. As of the same date, Quhuo Holding (BVI) Limited, the nominee of Quhuo Trust, directly held 10.9% of the Company’s outstanding shares, and the investment power and voting power of Quhuo Trust are retained by the Company, and/or after duly exercise of the options by the grantees pursuant to the Company’s share incentive plan, the participants thereunder. As of April 10, 2023, Mr. Shuyi Yang, Baidu Online Network Technology (Beijing) Co., Ltd., SBCVC Fund IV, L.P. and ClearVue YummyExpress Holdings, Ltd. beneficially owned 9.9%, 9.6%, 9.2% and 5.9% of the Company’s outstanding ordinary shares, respectively, representing 4.1%, 4.0%, 3.8% and 2.4% of the aggregate voting power of the Company’s total issued and outstanding share capital, respectively. Based on an examination of the Company’s register of members and public filings made by the Company’s shareholders, no other shareholder owned 5.0% or more of the Company’s outstanding ordinary shares as of April 10, 2023. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed herewith for details.

In addition, the Company is not aware of any governmental entity in China that possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Should you have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact me. Thank you.

Very truly yours,

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chairman and Chief Executive Officer